Exhibit 99.2

A.	Operating Results

You should read the following management’s discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included in this annual report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,	2023	2024	2025
Sales	100%	100%	100%
Cost of sales	76.9	71.4	69.4
Gross profit	23.1	28.6	30.6
Research and development expenses	16.6	33.6	32.4
Sales and marketing expenses	5.6	10.3	10.5
General and administrative expenses	3.4	7.5	7.4
Impairment of goodwill	20.6	-	-
Operating Loss	(23.1)	(22.8)	(19.8)
Financial income, net	1.1	3.4	2.7
Loss before income taxes	(22.0)	(19.5)	(17.1)
Income tax expenses (benefit)	(0.7)	4.1	1.4
Net Loss	(21.3)	(23.6)	(18.5)

Sales in 2025 Increased by 6.6% to US$ 61,926 thousand compared to US$ 58,114 thousand in 2024, reflecting mainly resilient core business demand and the initial ramp-up of a few of the design wins achieved during 2025.

Sales in 2024 decreased by 53.2% to US$ 58,114 thousand compared to US$ 124,131 thousand in 2023, reflecting mainly the -continued negative impact of the excess inventories built by many of our customers in previous years - whether in reaction to supply chain disruptions only or in combination with slower-than-expected sales of their new products and services.

Gross profit in 2025 was US$ 18,926 thousand compared to US$ 16,598 thousand in 2024. Gross profit as a percentage of sales in 2025 was 30.6%, compared to 28.6% in 2024. The increase in the gross profit percentage in 2025 compared to 2024 was mainly attributed to changes in the mix of products that we sold in 2025, on which our gross profit is largely dependent. Gross profit was also affected by write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. Inventory write-downs as a percentage of sales in 2025 decreased to 4.5%, compared to 6.3% in 2024.

Gross profit in 2024 was US$ 16,598 thousand compared to US$ 28,689 thousand in 2023. Gross profit as a percentage of sales in 2024 was 28.6%, compared to 23.1% in 2023. The change in the gross profit percentage in 2024 compared to 2023, when neutralizing the one-time effect of impairment of intangible assets as well as the related write-down of inventory in 2023, was mainly attributed to the mix of products that we sold in 2024, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. The inventory write-downs as a percentage of sales in 2024 increased to 6.3%, compared to 5.2% (of which 3.5% is attributed to a one-time write-down of inventory related to an impairment of intangible assets) in 2023.

Research and development expenses in 2025 increased by 2.8% to US$ 20,054 thousand compared to US$ 19,508 thousand in 2024. This increase was mainly attributed to an increase of approximately US$ 1,621 thousand in payroll and related expenses resulting from the depreciation of the U.S. Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development payroll expenses are incurred in New Israeli Shekels and Danish Krone), offset by (i) a decrease in the use of subcontracted work of approximately US$ 520 thousand, (ii) a decrease in depreciation expenses of approximately US$ 465 thousand and (iii) a decrease in various research and development costs accumulating to  approximately US$ 90 thousand.

Research and development expenses in 2024 decreased by 5.5% to US$ 19,508 thousand compared to US$ 20,638 thousand in 2023. This decrease was mainly attributed to (i) a decrease in payroll and related expenses due to a reduction in the number of employees which amounted to approximately US$ 925 thousand, (ii) a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which reduced expenses by approximately US$ 209 thousand, (iii) a decrease in the use of subcontracted work of approximately US$ 444 thousand, as well as a decrease in various research and development costs of approximately US$ 276 thousand, offset by a decrease of capitalization of internal software development costs of approximately US$ 365 thousand in 2024, compared to US$ 1,092 thousand in 2023.

Sales and marketing expenses in 2025 increased by 8.5% to US$ 6,528 thousand compared to US$ 6,014 thousand in 2024. This increase was mainly attributed to an increase of approximately US$ 379 thousand in payroll and related expenses resulting from the depreciation of the U.S. Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing payroll expenses are incurred in New Israeli Shekels and Danish Krone), as well as an increase of approximately US$ 135 thousand, attributed to various sales and marketing costs.

Sales and marketing expenses in 2024 decreased by 13.3% to US$ 6,014 thousand compared to US$ 6,935 thousand in 2023. This decrease was mainly attributed to a decrease in payroll and related expenses due to a reduction in the number of employees of approximately US$ 651 thousand, as well as a decrease of approximately US$ 270 thousand, attributed to various sales and marketing costs.

General and administrative expenses in 2025 increased by 5.8% to US$ 4,605 thousand compared to US$ 4,354 thousand in 2024. This increase was mainly attributed to an increase of approximately US$ 357 thousand in payroll and related expenses resulting from the depreciation of the U.S. Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative payroll expenses are incurred in New Israeli Shekels and Danish Krone), offset by a decrease of approximately US$ 96 in share-based compensation expenses.

General and administrative expenses in 2024 increased by 3% to US$ 4,354 thousand compared to US$ 4,229 thousand in 2023. This increase was mainly attributed to various general and administrative costs of approximately US$ 190 thousand, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which reduced expenses by approximately US$ 65 thousand.

Financial income, net in 2025 amounted to US$ 1,653 thousand compared to financial income, net of US$ 1,961 thousand in 2024. The change is mainly attributed to a depreciation of the U.S. Dollar against the New Israeli Shekel and the Danish Krone, which created net financial expenses in U.S. Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Kroner) of US$ 918 thousand in 2025 compared to financial expenses from exchange rate differences of US$ 625 thousand in 2024.

Financial income, net in 2024 amounted to US$ 1,961 thousand compared to financial income, net in 2023 of US$ 1,372 thousand. The change is mainly attributed to an increase in income from investment in marketable securities and bank deposits, which was attributed to an increase in funds available for investment, and which amounted to US$ 2,597 thousand in 2024 compared to US$ 1,254 thousand in 2023, offset by financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 625 thousand in 2024 compared to financial income of  US$ 163 thousand in 2023.

In 2025 we recorded current income tax expenses of US$ 772 thousand and deferred income tax expenses of US$ 82 thousand compared to current income tax expenses of US$ 692 thousand and deferred income tax benefit of US$ 2,345 thousand in 2024. The increase in our current income tax expenses was mainly attributed to an increase in our taxable income. The change in the deferred income taxes was mainly attributed to valuation allowance in relation to loss carry forwards in the amount of US$ 2,918 thousand in 2024, compared to an increase in loss carry forwards in the amount of US$ 896 thousand in 2025 .

In 2024 we recorded current income tax expenses of US$ 692 thousand and deferred income tax expenses of US$ 2,345 thousand compared to current income tax expenses of US$ 1,122 thousand and deferred income tax benefit of US$ 1,885 thousand in 2023. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The change in the deferred income taxes was mainly attributed to a deferred income tax benefit relating to tax loss carryforwards, which amounted to US$ 1,064 thousand in 2024 compared to deferred income tax benefit which amounted to US$ 306 thousand in 2023, offset by: (i) a valuation allowance which amounted to US$ 2,918 thousand compared to US$ 0 in 2023, (ii) deferred income tax expenses related to acquired goodwill, which amounted to US$ 327 thousand in 2024 compared to deferred income tax benefit in the amount of US$ 1,893 thousand in 2023. In addition, in 2024 we recorded an income tax benefit relating to prior years in the amount of US$ 646 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 126 thousand in 2023.

In 2025 we recorded net loss of US$ 11,479 thousand compared to net loss of US$ 13,708 thousand in 2024. The decrease in net loss was mainly attributed to a decrease in our operating loss as well as to a decrease in our tax expenses.

In 2024 we recorded net loss of US$ 13,708 thousand compared to net loss of US$ 26,413 thousand in 2023. The loss in 2024 was mainly attributed to a decrease in our activity.

1.	Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B.        Liquidity and Capital Resources

As of December 31, 2025, we had working capital of US$ 85,862 thousand and our current ratio (current assets to current liabilities) was 4.15. Cash and cash equivalents as of December 31, 2025 decreased by US$ 16,127 thousand to US$ 35,156 thousand, compared to US$ 51,283 thousand as of December 31, 2024. Short-term bank deposits increased by US$ 6,000 thousand to US$ 6,000 as of December 31, 2025, compared to US$ 0 as of December 31, 2024. Short-term marketable securities decreased by US$ 13,902 thousand to US$ 6,958 thousand, compared to US$ 20,860 thousand as of December 31, 2024, and long-term marketable securities increased by US$ 18,679 thousand to US$ 25,518 thousand, compared to US$ 6,839 thousand as of December 31, 2024. The net decrease of US$ 5,350 thousand in these four balance sheet items in 2025 was mainly attributed to the following factors: (i) negative cash used in operating activities in the amount of US$ 2,160 thousand, (ii) payments in relation to purchase of property, plant and equipment which amounted to US$ 1,189 thousand, and (iii) purchase of treasury shares in the amount of approximately US$ 1,659 thousand.

Trade receivables decreased to US$ 9,194 thousand as of December 31, 2025, compared to US$ 11,748 thousand as of December 31, 2024. This decrease was mainly attributed to shorter customer payment cycles, as averaged out. Other receivables decreased to US$ 3,155 thousand as of December 31, 2025, compared to US$ 4,839 thousand as of December 31, 2024.

Trade payables increased to US$ 11,116 thousand as of December 31, 2025, compared to US$ 6,477 thousand as of December 31, 2024. This increase was mainly attributed to the increase in our purchasing of inventory. Other payables and accrued liabilities increased to US$ 14,116 thousand as of December 31, 2025, compared to US$ 6,945 thousand as of December 31, 2024. This increase was mainly attributed to an increase in our accrued expenses as well as to an increase in our Advances from customers.

Inventories increased to US$ 52,650 thousand as of December 31, 2025, compared to US$ 41,060 thousand as of December 31, 2024. This increase was mainly attributed to an increase in our inventory level needed to support our customers' orders.

Cash used in operating activities in 2025 amounted to US$ 2,160 thousand compared to cash provided by operating activities in the amount of US$ 18,288 thousand in 2024. The cash used in operating activities was mainly attributed to an increase in our inventory, offset by an increase in our trade accounts payable and other accounts payable.

Capital expenditures on property and equipment for the year ended December 31, 2025 were US$ 1,334 thousand, compared to US$ 1,395 thousand as of December 31, 2024.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.